May 6, 2011

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Melissa Campbell Duru, Esq.
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fisher Communications, Inc. Additional Definitive Soliciting Materials on Schedule 14A filed on April 26 and May 3, 2011 by FrontFour Master Fund, Ltd., et al. File No. 0-22439

Dear Ms. Duru:

We acknowledge receipt of the letter of comment dated May 4, 2011 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with FrontFour Master Fund, Ltd (“FrontFour”) and provide the following supplemental response on its behalf.  Capitalized terms used herein and not separately defined have the meanings given to them in the Soliciting Materials on Schedule 14A (the “Soliciting Materials”).  Our responses are numbered to correspond to your comments.

General

1.
Refer to Note (b) to Exchange Act Rule 14a-9.  We note the assertion that the Board is “spinning a web of misleading information to confuse the real issues...”  Please refrain from making charges that directly or indirectly impugn character or make charges regarding improper or immoral conduct in future filings.

We acknowledge your comment.  In future filings, FrontFour will refrain from making charges that directly or indirectly impugn character or make charges regarding improper or immoral conduct.

May 6, 2011

2.
We reissue prior comment 12 of our initial letter.  Please refrain from characterizing as fact, assertions of your opinion.  Further, ensure that all future filings set forth the basis or reasonable factual foundation for the assertions made.  In this regard, we note you have not qualified as your opinion, the following statements:

•	the statement that the board is presiding over the destruction of shareholder value;

•	your assertions and opinions about statements the company made in its April 21, 2011 letter to shareholders; and,

•	the assertion that “prior acquisitions have not created value” (May 3, 2011 soliciting materials).

We acknowledge your comment and confirm on FrontFour’s behalf that in future filings, FrontFour will refrain from characterizing as fact, assertions of its opinion and will ensure that all future filings set forth the basis or reasonable factual foundation for the assertions made therein.

3.
Further to our comment above.  Absent data from the company, which you disclose has not been published, there does not appear to be a basis for your assertion in the April 2011 soliciting materials that “[c]learly, [the company does not] highlight margins because margins have not improved, even taking into account these costly acquisitions...”  Please remove the statement or provide the basis for your assertion.

We acknowledge the Staff’s comment regarding FrontFour’s assertion that “[c]learly, [the company does not] highlight margins because margins have not improved, even taking into account these costly acquisitions...”  While we believe that the Company has had ample opportunity to negate our assertions by disclosing its margins, we confirm that in future filings we will refrain from making such assertions without providing the factual basis for the assertions made.

4.
Supplementally advise us of the “significant shareholder who took to task” the CEO at the forum referenced and supplementally inform us of communications and/or agreements (formal or informal), if any, reached between the filing persons and the shareholder.  We may have further comment.

We acknowledge the Staff’s comment and provide the following response on a supplemental basis.  The “significant shareholder who took to task” the CEO at the Gabelli & Company forum on April 21, 2011 and who is referenced in the Soliciting Materials is a shareholder that Mr. Lorber first spoke to on the day of the forum.  There are no agreements, neither formal nor informal, between the filing persons and such shareholder.

May 6, 2011

5.
In these and prior soliciting material you have not provided appropriate context to assertions regarding stock price performance.  We reissue prior comment 6 and refer you to revisions made to your disclosure in response thereto.  Each time reference is made to the decline in stock price in soliciting materials, please provide context to your discussion and acknowledge the impact on the stock prices of a variety of companies across many industries during the same period resulting from the financial crisis.

We acknowledge your comment.  In response, we note that Institutional Shareholder Services in its report noted that “[t]he Company has clearly struggled to deliver shareholder return, down 49.2% between October 2005—when the board brought in the current CEO—and Dec. 31, 2010—the last day of trading before Huntingdon announced it had made an unsolicited offer.”  We further confirm that in future filings, FrontFour will provide appropriate context to assertions regarding stock price performance and each time reference is made to the decline in stock price in soliciting materials, FrontFour will acknowledge the impact on the stock prices of a variety of companies across many industries during the same period resulting from the financial crisis.

*                 *          *          *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman
Enclosure

ACKNOWLEDGMENT

The undersigned, FrontFour Master Fund, Ltd. (“FrontFour”), acknowledges that in connection with responding to comments from the Securities and Exchange Commission (the “Commission”) and Commission Staff, (a) FrontFour is responsible for the adequacy and accuracy of the disclosure in the above referenced filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above referenced filing; and (c) FrontFour may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FRONTFOUR MASTER FUND, LTD.

By:	/s/ David A. Lorber
Name: David A. Lorber
Title: Authorized Signatory